================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 9)


                         GROUND ROUND RESTAURANTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


  COMMON STOCK, PAR VALUE $.16-2/3                          460200-10-8
             PER SHARE
-------------------------------------                 -----------------------
   (Title of class of securities)                         (CUSIP number)


          GEORGE H. MACLEAN, SENIOR VICE PRESIDENT AND GENERAL COUNSEL,
                           USI AMERICAN HOLDINGS, INC.
         101 WOOD AVENUE SOUTH, ISELIN, NEW JERSEY 08830 (908) 767-0700
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                  JULY 9, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                          Continued on Following Pages
                                Page 1 of 9 Pages



================================================================================





NYFS11...:\95\78595\0001\1733\SCH7077T.570

-------------------------------           --------------------------------------
CUSIP No. 460200-10-8              13D                  Page 2 of 9
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:                 U.S. INDUSTRIES, INC.

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            NOT APPLICABLE

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   DELAWARE
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [_]
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------

-------------------------------           --------------------------------------
CUSIP No. 460200-10-8              13D                  Page 3 of 9
-------------------------------           --------------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:                 USI AMERICAN HOLDINGS, INC.

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [X]
                                                                      (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            NOT APPLICABLE

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   DELAWARE
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------

-------------------------------           --------------------------------------
CUSIP No. 460200-10-8              13D                  Page 4 of 9
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 JACUZZI INC.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            NOT APPLICABLE

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   DELAWARE
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------

-------------------------------           --------------------------------------
CUSIP No. 460200-10-8              13D                  Page 5 of 9
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:                 JUSI HOLDINGS, INC.

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            NOT APPLICABLE

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   DELAWARE
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [_]
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------

            This Statement constitutes the final amendment to the Statement on
Schedule 13D (as previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by U.S. Industries, Inc. ("USI"), USI American Holdings, Inc., Jacuzzi Inc. and JUSI Holdings, Inc. ("JUSI") (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

Item 4.     Purpose of Transaction.

            On July 9, 1997, the Beneficial Owners sold all of their shares of the Common Stock (collectively, the "Shares") as follows: 1,892,100 shares of Common Stock to Christian R. Guntner for $2,497,572 and 1,200,000 shares of Common Stock to David T.
DiPasquale for $1,584,000.

            A copy of the Stock Purchase Agreement, dated July 9, 1997, among JUSI, USI and Messrs. Guntner and DiPasquale (the "Stock Purchase Agreement") is attached as Exhibit 1 hereto and is incorporated herein by reference. Messrs. Guntner and DiPasquale relinquished their positions as executives of USI at closing.

Item 5.     Interest in Securities of the Issuer

            The information set forth in response to Item 4 is incorporated herein by reference.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            The information set forth in response to Item 4 is incorporated herein by reference.

            The Stock Purchase Agreement requires that if, within one year of the date thereof, Mr. Guntner or Mr. DiPasquale sells any Shares including pursuant to a business combination transaction involving the Company (a "Sale"), the transferor shall pay to JUSI (i) 100% of the Profit (as defined in the Stock Purchase Agreement) if the Sale occurs within 90 days of the date of the Stock Purchase Agreement, (ii) 50% of the Profit if the Sale occurs within 91 to 270 days of the date of the Stock Purchase Agreement and (iii) 25% of the Profit if the Sale occurs within 271 to 365 days of the date of the Stock Purchase Agreement; provided that no Profit need be paid to JUSI for certain Sales of up to 309,210 shares after the 90th day.

Item 7.     Materials to be Filed as Exhibits

            1. Stock Purchase Agreement, dated July 9, 1997, among JUSI, USI and Christian Guntner and David T.
                  DiPasquale.

                                   SIGNATURES


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 1997


                                         U.S. INDUSTRIES, INC.
                                         USI AMERICAN HOLDINGS, INC.
                                         JACUZZI INC.
                                         JUSI HOLDINGS, INC.

                                         By:  /s/ George H. MacLean
                                             -----------------------------
                                             George H. MacLean
                                             Senior Vice President

                                  EXHIBIT INDEX


                                                                 Page

1.    Stock Purchase Agreement, dated
      July 9, 1997, among JUSI, USI,
      Christian R. Guntner and David T. DiPasquale.               10